                                                                    EXHIBIT 99.1

[IDC LOGO]

                         INTERNATIONAL DATA CORPORATION

December 17,2004

Mr. Kwan-Shik Seo
Gravity Co., Ltd.
Shingu Bldg., 620-2
Shinsa-Dong, Kangnam-gu
Seoul, 135-894, Korea

Tel: 82-2-516 5438 ext. 314

RE: Letter of Authorization to use IDC research data in IPO

Dear Mr Seo:

Absent prior written consent, the IDC name, logo, trademarks or copyrighted information cannot be used in promotional materials, publicity releases, advertising, or any other similar publications or communications, whether oral or written.

Please consider this letter as written authorization to use the IDC's name and IDC data in the Gravity Co. Ltd. prospectus. The text of the prospectus section headed 'Industry Overview' is based on the latest market research performed by IDC as of November 30, 2004. A copy of the final version of the text is attached for reference. Should there be any changes to this text, please notify IDC immediately.

IDC is not responsible for any damage or loss resulting from the use of IDC information, regardless of the circumstance, and will be held harmless from any loss, cost, or expense, suffered or incurred as a result of, or in connection with any claim, suit or action from any party pertaining to that use.

Should you have any questions, feel free to contact Ivy Lok at 852-2905-4232.

Best Regards,


/s/ Avneesh Saxena

Avneesh Saxena
Vice President of Computing Systems
IDC Asia/Pacific


                                                      12/F., ST. John's Building
                                              33 Garden Road, Central, Hong Kong
                                        ----------------------------------------
                                        Tel: (852) 2530 3831 Fax:(852) 2537 4031


                                                                      [IDC LOGO]

                                                              http://www.idc.com